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EXHIBIT 12

ARCH CAPITAL GROUP LTD. AND SUBSIDIARIES ("ACGL")

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Years Ended December 31,
	2003	2002	2001	2000		1999
Income (loss) before income taxes, extraordinary item and cumulative effect of accounting change	$306,500	$54,540	$24,144	$503		$(56,199)
Deduct: Equity in net income (loss) of investees	3,011	2,175	2,608	1,945		(3,698)
Fixed charges:
Add:
Interest and amortization on indebtedness	1,410	—	—	—		—
Estimate of interest component within rental expense net of sublease income(1)	2,900	1,067	(44)	63		192

Income (loss) available for fixed charges	$307,799	$53,432	$21,492	$(1,379	)(2)	$(52,309	)(2)

Fixed charges:
Interest and amortization on indebtedness	$1,410	$—	$—	$—		$—
Estimate of interest component within rental expense net of sublease income(1)	2,900	1,067	(44)	63		192

Total fixed charges	$4,310	$1,067	$(44)	$63		$192

Ratio of earnings to fixed charges	71.4	50.1	488.5	N/A	(2)	N/A	(2)

(1)
Represents a reasonable approximation of the interest cost component of interest expense, net of sublease income, incurred by ACGL.

(2)
For the years ended December 31, 2000 and 1999, ACGL's income was not sufficient to cover its fixed charges.

N/A = Not applicable

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  EXHIBIT 12
ARCH CAPITAL GROUP LTD. AND SUBSIDIARIES ("ACGL ") COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)